TENZING ACQUISITION CORP.

250 West 55th Street

New York, New York 10019

November 2, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Jason L. Drory and Suzanne Hayes

Re:	Tenzing Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed October 6, 2020

File No. 333-245057

Dear Mr. Drory and Ms. Hayes:

Tenzing Acquisition Corp. (the “Company”, “Tenzing”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 16, 2020, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 previously filed for the Staff’s review on October 6, 2020 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Company’s Amendment No. 2 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the filing of this letter.

Amendment No. 1 to Registration Statement on Form S-4 filed October 6, 2020

Satisfaction of 80% Test, page 124

1.	We note your disclosure on page 123 indicating that the Tenzing Board considered previous offers received by Reviva. Please expand your disclosure to describe these offers and how they impacted the Board's analysis and determination.

We have revised the disclosure on page 124 of the Amended Registration Statement to expand our discussion of previous offers received by Reviva.

2.	Please include the date and month of each of the identified IPOs, merger transactions and the Karuna and Intra-Cellular clinical data readouts.

We have revised the disclosure under the heading “Satisfaction of the 80% Test” on page 124 of the Amended Registration Statement to include the date and month of each of the identified IPOs, merger transactions and the Karuna and Intra-Cellular clinical data readouts.

3.	Please disclose whether there were other neuroscience clinical stage IPOs and mergers during the same timeframe as the IPO transactions presented. If there were, please discuss why they were excluded from your analysis.

We have revised the disclosure under the heading “Satisfaction of the 80% Test” on page 124 of the Amended Registration Statement to include a discussion of other neuroscience clinical stage IPOs during the same timeframe as the IPO transactions presented and why they were excluded from our analysis.

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We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Tamar Donikyan, Esq. at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Rahul Nayar Rahul Nayar, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP